UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42024

Mingteng International Corporation Inc.

No. 10 Fushi Road, Luoshe Town, Huishan District,

Wuxi, Jiangsu Province, China 214000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting of Shareholders

On December 15, 2025, at 10:00 A.M., China Standard Time (December 14, 2025, at 9:00 P.M., Eastern Time), Mingteng International Corporation Inc. (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”) at No. 10 Fushi Road, Luoshe Town, Huishan District, Wuxi, Jiangsu Province, China 214000. Holders of 2,658,023 Class A ordinary shares and 2,091,000 Class B ordinary shares of the Company were present in person or by proxy at the Meeting, representing approximately 95.47% of the total voting rights of all of the issued ordinary shares of the Company as of the record date of November 13, 2025, and therefore constituting a quorum of the ordinary shares outstanding and entitled to vote at the EGM as of the record date. All matters voted on at the Meeting were approved as recommended by the Board of Directors of the Company and were approved at the Meeting. The final voting results for each matter submitted to a vote of shareholders at the Meeting are as follows:

		For	Against	Abstain
Proposal One:	By an ordinary resolution, (A) to approve one or more share consolidations of the Company’s issued and unissued Class A ordinary shares of par value of US$0.00001 each (the “Class A Ordinary Shares”) and Class B ordinary shares of par value of US$0.00001 each (the “Class B Ordinary Shares”) at a ratio of not less than two (2)-for-one (1) and not more than four-thousand (4,000)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the “Range”), with the exact ratio to be set at a whole number within the Range and the exact date to be determined by the Board in its sole discretion within two years after the date of passing of these resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio shall not exceed four-thousand (4,000)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations, (B) to authorize the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole Class A Ordinary Share or and Class B Ordinary Share, and (C) to authorize the Board to, its sole and absolute discretion, implement one or more Share Consolidations, determine the exact consolidation ratio and the exact effective date of such Share Consolidation, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidations and do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation(s).	44,431,925	46,098	0

Proposal Two:

By a special resolution to approve, subject to and conditional upon the effectiveness of a Share Consolidation as approved under Proposal One:

(i)    to amend and restate the currently effective memorandum and articles of association of the Company by their deletion in their entirety and the substitution in their place with an amended and restated memorandum and articles of association (the “Third ARMA”) to reflect the Share Consolidation effected pursuant to Proposal One;

(ii)    to authorize the Board that, upon the determination of the final consolidation ratio by the Board within the Range approved in Proposal One, to make such amendments to the share capital clause of the then effective memorandum and articles of association of the Company, to reflect such Share Consolidation upon its relevant effective date as and when determined by the Board; and

(iii)   to authorize the Company’s registered office provider or other duly authorized representative to file these resolutions, the Board resolutions in relation to such Share Consolidation and the Third ARMA with the Registrar of Companies in the Cayman Islands accordingly and authorize the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

		43,839,781	14,612	140

Proposal Three:	By an ordinary resolution, to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One and Two.	44,431,758	46,122	143

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 18, 2025	Mingteng International Corporation Inc.

By:	/s/ Yingkai Xu
Name:	Yingkai Xu
Title:	Chief Executive Officer

2